Asset Details
BLACKCHIP 001, LLC is a Delaware limited liability company formed to facilitate investments in a single work of art by Marcel Dyf (the ?Painting?). The details contained in this offering circular relating to the artist, the Painting and the art industry are taken from third-party sources that the Company believes to be reliable and the Company believes that the information from such sources contained herein regarding the artist, the Painting and the art industry is reasonable, and that the factual information therein is fair and accurate.
The Marcel Dyf Painting has been purchased in a privately negotiated transaction from a Private Seller for $3,100 by using funds advanced to us by Blackchip Holdings. The advance does not incur any interest payments. The Company has closed on the acquisition of the Painting prior to the initial closing of this Offering. Pursuant to the closing of the Offering, ownership title of the Marcel Dyf Painting will be contributed to our beneficial owner Blackchip Holdings.
Specifications
Artist: Marcel Dyf
Artwork: Jeune fille revant
Size: 28 3/4" x 23 5/8"
Medium: Oil on Canvas
Creation Year: Early 20th Century
Purchased From: Private Collector
Purchased For: $3,100
Year Purchased: 2021

Provenance
The Jeune fille revant Painting by Marcel Dyf was sold to a private collector at auction prior to purchase by Blackchip. The painting had originated from the Estate of Maria P Spaght, a resident at the Dorset Hotel Residence on West 54th St in New York City. Maria was married to the CEO of Shell Oil in the 60's through the 70's and was actively involved in fundraising with politicians, actors and the Rockefeller's. The painting had been given to the family as a gift from Marcel Dyf himself.
Marcel Dyf (October 7, 1899 ? September 15, 1985) was a French painter best known for his work in the Impressionist movement. The artistic climate to which he was exposed in Paris and in Normandy was crucial during his youth, as innovative ideas and new thinking, born of the Impressionist and Post-Impressionist movements. In 1935, Marcel opened his first studio to pursue his calling and expand his focus in art. By 1940, the German invasion of France during the Second World War had been underway, he quickly joined the French Resistance in Correze and the Dordognhe. He had little formal artistic training but owed much of his inspiration to the great masters of the past such as Rembrandt and Vermeer. The Musee Arlaten in Arles, France, and the Smith College Museum of Art in Northampton, MA, have the artist?s work as part of their permanent collections.
Market Assessment
Our mission is to bring value and unique investment opportunities to our investors. Our manager having collected such artworks previously by Marcel Dyf has experienced the artists historically growth. He is globally recognized for his landscape impressions and portraits of his wife. According to recent auction data, his work is currently sold on the market ranging from $6,000 to $15,000 for paintings of comparable specifications.